UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 00011917

CUSIP NUMBER N/A

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CRS

	For Period Ended:			September 30, 2017
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition report on Form 10-Q
	☐	Transition Report on Form N-SAR
For Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Davey Tree Expert Company
Full name of Registrant

Former name of Registrant

1500 North Mantua Street, P.O. Box 5193
Address of Principal Executive Office (Street and Number)

Kent, Ohio 44240
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Davey Tree Expert Company (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2017 (the “2017 Third Quarter Form 10-Q”) within the prescribed time period because the Company, following consultation with the Office of Chief Accountant of the Securities and Exchange Commission and the Company’s independent registered public accounting firm, has concluded that certain amounts historically classified as permanent equity on the Company’s balance sheet should instead be classified as temporary equity in the mezzanine section of the balance sheet.
The Davey 401KSOP and ESOP Plan includes a put option for shares of the Company’s common stock distributed from the plan. Shares are distributed from the Davey 401KSOP and ESOP Plan to former participants of the plan, their beneficiaries, donees or heirs. Since the Company’s common stock is not currently traded on an established securities market, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value for two 60-day periods after distribution of the shares from the Davey 401KSOP and ESOP. The shares of common stock related to the Davey 401KSOP and ESOP Plan were previously classified in permanent equity. Due to the Company’s obligation under the put option, the shares of common stock related to the Davey 401KSOP and ESOP Plan will now be recorded at fair value and classified as temporary equity in the mezzanine section of the Company’s balance sheet. The Company expects the correction of the error will result in a decrease in permanent equity and a corresponding increase to temporary equity from the amounts previously reported.
On November 9, 2017, the Company’s management and the Audit Committee of its Board of Directors, in consultation with the Company’s independent registered public accounting firm, decided to file an amended Annual Report on Form 10-K for the year ended December 31, 2016, an amended Quarterly Report on Form 10-Q for the three months ended April 1, 2017, and an amended Quarterly Report on Form 10-Q for the three and six months ended July 1, 2017 to correct the error described above. Because the decision to amend these reports occurred on the due date of the 2017 Third Quarter Form 10-Q, the Company’s management requires additional time to correct this error. The Company currently expects to file the 2017 Third Quarter Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jurgita Ashley, Thompson Hine LLP	216	566-8928
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Davey Tree Expert Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2017	By:	/s/ Joseph R. Paul
Joseph R. Paul Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).